Exhibit 99.1

GreenTree Announces Date to Report First Half 2022 Financial Results and Additional Business Updates

SHANGHAI, China, December 20, 2022 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree” or the “Company”), a leading hospitality management group in China, today announced that it will report its unaudited financial results for the six months ended June 30, 2022 as well as certain operating data for the quarter ended September 30, 2022, after U.S. markets close on Tuesday, December 27, 2022. GreenTree's management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on December 27, 2022 (9:00 AM Beijing/Hong Kong Time on December 28, 2022).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call.

A telephone replay of the conference call will be available after the conclusion of the live conference call until January 3, 2023.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	5371493

A live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.998.com.

Additionally, further to the Company’s press release dated October 8, 2022, the Company announced certain updates on the strategically acquired hotels that are owned and operated by Shandong Xinghui Urban Hotel Management Group Co., Ltd. (“Urban”).

Urban

GreenTree and Urban's minority shareholder entered into definite agreements for the minority shareholder and its designated person to repurchase all of the equity interest in Urban held by GreenTree. GreenTree no longer holds any equity interest in Urban and will deconsolidate Urban in the fourth quarter of 2022.

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About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of December 31, 2021, GreenTree had a total number of 4,659 hotels. In 2021, HOTELS magazine ranked GreenTree Top 11 Ranking among 225 largest global hotel groups in terms of number of hotels in its annual HOTELS' 225. GreenTree was also the fourth largest hospitality company in China in 2021 based on the statistics issued by the China Hospitality Association.

GreenTree has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has further expanded its brand portfolio into mid-to-up-scale segment in certain strategic cities. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Mr. Allen Wang

Phone: +86-181-0184-0639

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jxu@christensenir.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: khui@christensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com